Sub-Item 77M

On June 26, 2009, JPMorgan Diversified Mid Cap Value Fund ("Acquired Portfolio"),
a series of JPMorgan Trust II,  merged into JPMorgan Mid Cap Value Fund
("Acquiring Portfolio"), a series of J.P. Morgan Fleming Mutual Fund Group, Inc.
The merger was approved by the Boards of Trustees of JPMorgan Trust II and
J.P. Morgan Fleming Mutual Fund Group, Inc. on February 18, 2009 and by shareholders of the Acquired Portfolio on June 22, 2009.  Pursuant to the Agreement and Plan of
Reorganization, the Acquiring Portfolio acquired all of the assets and assumed all of the liabilities of the Acquired Portfolio in exchange for shares of the Acquiring
Portfolio.